Exhibit 2.2

PLAN OF CONVERSION OF

SENSUS HEALTHCARE, LLC

PLAN OF CONVERSION

This Plan of Conversion (this “Plan of Conversion”) of Sensus Healthcare, LLC, a Delaware limited liability company (the “Company”), is made and entered into effective as January 1, 2016 in accordance with the terms of the Company’s Limited Liability Company Agreement, dated as of September 30, 2010, as amended (the “LLC Agreement”), the Delaware Limited Liability Company Act and the Delaware General Corporation Law. Capitalized terms used but not otherwise defined in this Plan of Conversion have the meanings ascribed to such terms in the LLC Agreement.

RECITALS

A.           The Company was formed under the name Sensus Healthcare, LLC on May 7, 2010 by the filing of a certificate of formation with the Secretary of State of the State of Delaware (“Certificate of Formation”). Under the terms of the LLC Agreement, the Company is managed by its board of managers (the “Board”).

B.           A conversion of a Delaware limited liability company into a Delaware corporation may be made under Title 8, Section 265 of the Delaware General Corporation Law and Title 6, Section 18-216 of the Delaware Limited Liability Company Act.

C.           The Board has unanimously approved the conversion of the Company into a Delaware corporation (the “Conversion”) and the terms of this Plan of Conversion.

NOW, THEREFORE, the Company does hereby adopt this Plan of Conversion to effect the Conversion as follows:

1.	Terms and Conditions of Conversion.

a.	The name of the converting entity is Sensus Healthcare, LLC, and the name of the converted entity is Sensus Healthcare, Inc. (the “Corporation”).

b.	The Conversion shall become effective as of 12:01 a.m. Eastern Standard Time January 1, 2016 (the “Effective Time”).

c.	The Certificate of Conversion shall be in substantially the form attached hereto as Exhibit A.

d.	At the Effective Time, the Company shall continue its existence in the organizational form of a Delaware corporation for all purposes of the laws of the State of Delaware. All of the rights, privileges and powers of the Company and all property and all debts due to the Company, as well as all other things and causes of action belonging to the Company, shall remain vested in the Corporation and shall be the property of the Corporation. All actions and resolutions of the Board and the Members, as applicable, taken or adopted from the inception of the Company prior to the Effective Time shall continue in full force and effect as if the Corporation’s Board of Directors and the stockholders, respectively, had taken such actions and adopted such resolutions. All rights of creditors and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the Company shall remain attached to the Corporation and may be enforced against the Corporation to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Corporation in its capacity as a Delaware corporation.

e.	At the Effective Time, each outstanding Unit of the Company shall be automatically converted into one share of common stock of the Corporation, par value $0.01 (the “Common Stock”), as provided in Section 3 below, with each such share of Common Stock having the rights, preferences and privileges set forth in the Certificate of Incorporation (as defined below), as the same may be amended or restated.

f.	At the Effective Time, the Certificate of Formation and the LLC Agreement shall be terminated and of no further force or effect and shall be superseded in their entirety by the Certificate of Incorporation (as defined below) and the Bylaws (as defined below), and no party shall have any further rights, duties or obligations pursuant to the Certificate of Formation or the LLC Agreement. Notwithstanding the foregoing, the termination of the LLC Agreement shall not relieve any party thereto from any liability arising in connection with any breach by such party of the LLC Agreement.

2.          Certificate of Incorporation; Directors. At the Effective Time, a Certificate of Incorporation of the Corporation in substantially the form attached hereto as Exhibit B (the “Certificate of Incorporation”) shall be filed with the Secretary of State of the State of Delaware. Pursuant to an Action of the Sole Incorporator substantially in the form attached hereto as Exhibit C, which shall be executed immediately following the filing of the Certificate of Incorporation, the initial directors of the Corporation shall be elected. Thereafter, immediately following the execution of the Action of the Sole Incorporator, the initial directors shall ratify and approve the bylaws of the Corporation and elect officers of the Corporation.

3.	Manner and Basis of Converting Units in the Company.

a.	At the Effective Time, each Unit in the Company (including those with a Preferred Return) outstanding immediately prior to the Effective Time shall be converted automatically, without any action on the part of the holder thereof, into one validly issued, fully paid and non-assessable share of Common Stock.

b.	By virtue of the Conversion and effective at the Effective Time, each share of Common Stock issued in exchange for Units that, immediately prior to the Effective Time, was unvested or was subject to a repurchase option, risk of forfeiture or other condition pursuant to the terms of the LLC Agreement, an employment agreement or any other applicable agreement of the Company shall be subject to the vesting requirements, repurchase options, risks of forfeiture or other conditions that may be set forth in a new or amended employment agreement or other applicable agreement between the Corporation and the holder receiving such share of Common Stock, and the certificate representing such share of Common Stock, if any, may accordingly be marked with appropriate legends in the discretion of the Corporation.

c.	By virtue of the Conversion and effective at the Effective Time, each option or warrant to purchase Units outstanding immediately prior to the Effective Time shall be automatically converted into an option or warrant, as the case may be, to purchase shares of Common Stock equal to the number of Units for which the options or warrants, as the case may be, were exercisable immediately prior to the Conversion multiplied by the number of shares of Common Stock into which one Unit is converted pursuant to Section 3(a), at the same aggregate exercise price and on the same terms and conditions as the converted option or warrant to purchase Units of the Company.

d.	No fractional shares of Common Stock will be issued in connection with the Conversion.

e.	By virtue of the Conversion and effective at the Effective Time, the Preferred Return shall terminate. In exchange for the termination of the Preferred Return, each Unit that had a Preferred Return immediately prior to the Effective Time (“Preferred Unit”) shall be entitled to a one-time payment of $209.74 (“Dividend Payment”). Such Dividend Payment will be paid by the Corporation only if and when (i) it closes an initial public offering of the Corporation’s common stock (“IPO”); or (ii) a Change in Control occurs. For purposes of this Plan of Conversion, “Change in Control” means (A) the sale of all or substantially all of the assets of the Corporation or of more than 51% of the capital stock of the Corporation; or (B) a merger, consolidation, recapitalization or reorganization of the Corporation that results in the inability of the then-existing stockholders to designate or elect a majority of the members of the Corporation’s board of directors (or equivalent governing body) of the resulting entity or its parent company. In the event of an IPO, each holder of a Preferred Unit (“Preferred Holder”) shall be granted a one-time right, exercisable no later than 30 days after the closing of the IPO (“Election Termination Date”), to elect to convert all or a portion of the Dividend Payment payable to the Preferred Holder into Common Stock based upon the price the Common Stock was sold to the public in the IPO (“Election”). Immediately after the closing of the IPO, but before the Dividend Payment is paid to the Preferred Holder, the Corporation shall mail an election form to each Preferred Holder to allow such Preferred Holder to make an Election. In the event a Preferred Holder does not make a valid Election before the Election Termination Date, then the Corporation shall deem the Preferred Holder as having elected to receive the Dividend Payment solely in cash. In the event a Preferred Holder makes a valid Election to convert all or a portion of the Dividend Payment payable to the Preferred Holder into Common Stock, then the Corporation shall reduce the Dividend Payment owed to such Preferred Holder in cash by the amount of the Dividend Payment converted to Common Stock. No later than 30 days after the Election Termination Date, the Corporation shall (i) pay each Preferred Holder the Dividend Payment in cash, if any, after reducing the Dividend Payment by any amount Preferred Holder elects to convert to Common Stock through a valid Election, and (ii) issue shares of Common Stock to each Preferred Holder, if any, to the extent Preferred Holder elects to convert to Common Stock through a valid Election.

f.	The shares of Common Stock into which Units shall be converted at the Effective Time shall not have been registered under the Securities Act or the securities laws of any state and may not be transferred, pledged or hypothecated except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom; any certificates evidencing the Common Stock, if any, or any other securities issued in respect of the Common Stock upon any split, dividend, recapitalization, merger, consolidation or similar event, shall bear any legend required by the Corporation, required under applicable U.S. federal and state securities laws or called for by any agreement between the Corporation and any stockholder.

g.	The shares of Common Stock into which the Units shall be converted at the Effective Time and any shares of Common Stock issued by the Corporation as a result of a valid Election shall be subject to transfer restrictions for 180 days pursuant to a customary lock-up agreement that each stockholder will be required to execute upon an IPO.

4.          U.S. Federal Income Tax Consequences. The Conversion has been structured to be treated, for U.S. federal income tax purposes, as if the Company transferred its assets to the Corporation for shares of the Corporation’s Common Stock pursuant to an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, followed by a distribution of the shares of the Corporation’s Common Stock to the Members in liquidation of the Company, as described in Rev. Rul. 2004-59.

5.          Approval. This Plan of Conversion (including without limitation, the Certificate of Conversion, the Certificate of Incorporation, and the Bylaws) has been duly approved by the Board, all of the holders of the Units with a Preferred Return, and a majority of the Units without a Preferred Return.

6.          Authority; Further Actions. The Company is hereby authorized to execute, deliver, and perform, and each of the managers and officers of the Company, acting alone, on behalf of the Company or otherwise, is hereby authorized to execute, deliver, and file (if necessary or desirable), all documents, agreements, and certificates that such manager or officer determines are necessary, appropriate, proper, advisable, incidental, or convenient to consummate the Conversion, and any other documents, agreements, or certificates contemplated thereby or related thereto with respect to the Conversion (all with such terms and conditions as such managers or officers shall approve); its approval to be conclusively, but not exclusively, evidenced by its execution of any such documents, agreements, or certificates). The Board of Directors and the duly appointed officers of the Corporation shall have the authority to execute and deliver all further documents and instruments and take further action as may be necessary or appropriate to carry out the intent and purposes of this Plan of Conversion. The Members of the Company and the stockholders of the Corporation shall, from time to time, as and when requested by the Board or by the Board of Directors of the Corporation or any officer of the Company or the Corporation, execute and deliver all such further documents and instruments and take such other further action necessary to carry out the intent and purposes of this Plan of Conversion.

7.          Amendment or Termination. This Plan of Conversion may be amended or terminated by the Company and the Conversion may be abandoned at any time prior to the Effective Time, notwithstanding any prior approval of this Plan of Conversion by the Members.

8.          Counterparts. This Plan of Conversion may be executed in two or more counterparts, and each such counterpart and copy shall be and constitute an original instrument.

9.          Governing Law. This Plan of Conversion shall be governed by and construed under the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, having received the required approval from the Board, hereby adopts this Plan of Conversion as of the date set forth above.

SENSUS HEALTHCARE, LLC

By:	/s/ Joseph Sardano
Name: Joseph Sardano
Title: President and Chief Executive Officer

Exhibit List *

A - Certificate of Conversion

B - Certificate of Incorporation

C - Action of Sole Incorporator

*	The exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementary a copy of any omited exhibit to the Commission upon request.